Exhibit 99.1
FOR RELEASE December 20, 2010

Pure Nickel’s Tower Property Under Option with Rockcliff Resources Inc.
Hits Multiple VMS Systems with High Grade Gold Vein Identified

TORONTO: December 20, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today reported that its option partner in central Manitoba on the Tower Property, Rockcliff Resources Inc. (TSXV: RCR), has announced that preliminary drilling has been completed on the Tower Copper-Gold Property. Drilling continues to hit the Tower Zone and has also discovered an additional narrow high grade gold-copper vein averaging 27.43g /t gold and 1.28% copper located proximal to the main Tower Copper-Gold Zone.

Highlights of hole 6 are tabulated below:

  2.0% copper, 0.4g/t gold, 0.5% zinc and 18.9g/t silver across 2.60m including 11.78% copper, 1.87g/t gold, 2.7% zinc and 46.5g/t silver across 0.20m (Tower Zone);
  27.43g/t gold, 1.28% copper, 0.9% zinc and 31.4g/t silver across 0.25m (Gold Vein).

Significant assay results from the first phase of drilling and their corresponding coordinates and information are tabulated below. Holes 1 and 2 were reported in a release November 10 and holes 3, 4 and 5 were reported in a release dated November 26, 2010. Hole 6 is also reported below for the first time. The lengths reported are drill intersected core lengths and do not represent true widths.

Borehole	From	To	Length	Copper	Gold	Zinc	Silver	Grid
	(m)	(m)	(m)	(%)	(g/t)	(% )	(g/t )	N/E/Azimuth/Dip/Depth

TP10-001	234.35	237.00	2.65	3.4	1.2	0.7	18.6	1N/2+13W/100/45/296m
includes	234.00	236.00	2.00	4.5	1.5	0.9	24.3
includes	234.85	235.70	0.85	10.5	3.6	2.0	56.1
TP10-002	367.65	370.25	2.60	3.6	0.5	1.4	19.0	1N/2+13W/100/65/422m
includes	368.85	370.25	1.40	6.4	0.8	2.3	33.9
includes	369.05	370.25	1.20	7.4	0.9	2.7	29.2
TP10-003	490.00	493.00	3.00	0.3	0.01	0.1	2.1	1N/2+13W/100/70/603m
includes	490.00	490.20	0.20	2.3	0.03	0.02	6.0
TP10-004	212.30	214.65	2.65	7.0	2.0	1.3	32.1	3N/0+95W/90/55/290m
includes	213.95	214.95	1.00	11.5	2.7	2.0	49.7
TP10-005	293.20	300.65	7.45	3.3	0.3	0.8	17.6	3N/0+95W/90/67/380m
includes	298.00	300.40	2.40	9.8	0.9	2.2	51.5
TP10-006	412.20	414.80	2.60	2.0	0.4	0.5	8.9	3N/0+95W/90/72/461m
includes	414.25	414.45	0.20	11.8	1.87	2.7	46.5
and	427.55	427.80	0.25	1.3	27.4	0.86	31.4	(GOLD-COPPER VEIN)

1 of 2

Rockcliffe Resources Inc. President, CEO and Qualified Person as defined by National Instrument 43-101, Ken Lapierre, P.Geo., commented, "Our first drill program at Tower has intersected consistent high grade copper-gold mineralization of the Tower Zone and has now discovered additional mineralization in the form of a high grade gold-copper vein. The discovery of additional metal-rich zones confirms our belief that the Tower Property has significant upside potential to host multiple extensive zones of sulphides containing significant grades in both copper and gold. We will continue our efforts in the New Year at Tower where a major drill program is planned."

The target is the Tower Copper-Gold Zone, a multi-zoned system rich in copper, gold, zinc and silver. Historically, eight widely spaced (200m drill centers) drill holes and bore hole geophysics discovered the Tower Copper-Gold Zone. It is an extensive sheet of sulphides with a minimum strike length of 700m and a minimum vertical depth of 700m and remains open in all directions.

To earn a 70% interest in the property, Rockcliff must pay $150,000 in incremental payments to Pure Nickel Inc. over four years and will be required to incur aggregate exploration expenditures totalling $4,000,000 over four years; $2,000,000 over two years to earn a 50% working interest and a further $2,000,000 to earn a further 20% working interest. For additional information please refer to the February 21, 2008, news release.

Qualified Person under the definition of National Instrument 43-101, Ken Lapierre , P.Geo., is responsible for and prepared the technical information in this news release.

Quality assurance procedures for Rockcliff's exploration data and analytical results are described as follows. Samples of half core are packaged and shipped directly from Rockcliff's field office to TSL Laboratories (TSL), Saskatoon, Saskatchewan. TSL is a Canadian assay laboratory and is accredited under ISO/IEC 17025. Each bagged core sample is dried, crushed to 70% passing 10 mesh and a 250g pulp is pulverized to 95% passing 150 mesh for assaying. A 0.5g cut is taken from each pulp for base metal analyses and leached in a multi acid (total) digestion and then analyzed for copper, lead, zinc and silver by atomic absorption. Gold concentrations are determined by fire assay using a 30g charge followed by an atomic absorption finish. Samples greater than upper detection limit (3000 ppb) are reanalyzed using fire assay gravimetric using a 1 AT charge. Rockcliff inserted certified blanks and standards in the sample stream to ensure lab integrity.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel and its option partner Rockcliff Resources Inc. are forward-looking statements that involve various risks. The following are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel and Rockcliff Resources Inc. undertake no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
CEO
T. (416) 868-1079 x231
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com